Exhibit 2.1

SETTLEMENT AGREEMENT

This Settlement Agreement (SA) is made and entered into as of this 13th day of October, 2012 at Ernakulam (the “Settlement Agreement”), by and among:

1)
Techni Bharathi Private Limited (“TBL”), a company incorporated under the provisions of the Companies Act, 1956 and having its registered office at 34/136 A, Florance, Bye-Pass Road, Kochi – 682 024 (hereinafter referred to as “TBL” or “Company”, which expression shall unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns)

2)
IGC India Mining and Trading Private Limited (“IGCIMT”), a company incorporated under the provisions of the Companies Act, 1956 having its registered office at Flat No.4, Sree Ganesh Apartments, 3rd Street, Abhiramapuram, Alwarpet, Chennai – 600018 (hereinafter referred to as “IGCIMT” which expression shall unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns) of the ONE PART.

AND

1)	Mr. Jortin Antony, Son of V C Antony residing at Velamkalam House, Thrikkakara, Kochi – 682 021;

2)	Mrs. Sheeba Jortin, Wife of Mr. Jortin Antony, residing at Velamkalam House, Thrikkakara, Kochi – 682 021.

3)	Mr. V. C. Antony, Son of Ousep Chandy, residing at Velamkalam House Thirikkakara, Kochi- 682 021.

4)	Mrs. Kunjamma Antony, wife of Mr. V. C. Antony, residing at Velamkalam House Thirikkakara, Kochi- 682 021

5)
V.C. Homes Private Limited, a company incorporated under the Companies Act, 1956 having its registered office at 34/2288, Mamangalam, Palarivattom, Pin-682025,  Ernakulam, through its director Pieus Abraham (hereinafter referred to as “VCH”, which expression shall unless repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns).

6)	Mr. Pius Abraham, Son of Pappu Abraham, residing at House No. 1/1996, Y.M.C.A. Road, Fort Kochi – 682002.

Mr. Jortin Antony, Mrs. Sheeba Jortin, Mr. V.C.Antony, Mrs. Kunjamma Antony, Pius Abraham and VCH shall herein after be collectively referred to as ‘Mr. Jortin Antony Group’ of the SECOND PART.

DEFINITIONS

“Closing”: Closing will occur on the Closing Date at the offices of TBL or any other mutually agreed place.

“Closing Date”: means the date or consummation of this Settlement Agreement will be on the day the all the parties above and/or their representatives sign the Settlement Agreement.

“Mr. Jortin Antony” or “Mr. Antony”: Refers to Mr. Antony individually.

“Vypin Land”: means land given as consideration pursuant to the present Settlement and as more clearly set out in Exhibit 2.

 “TBL” or “Company”: shall refer to Techni Bharathi Private Limited.

“BEL”: shall refer to Bhagheeratha Engineering Limited, located at Bhagheeratha Residency, Banerji Road, Kochi – 682 018

“IGC-M”: This shall refer to India Globalization Capital Mauritius Ltd., a company incorporated under the laws of Mauritius having its registered office at C/o 10 Multiconsult Ltd., 10 Frere Felix De Valois, Port Louis Street, Mauritius and a wholly owned subsidiary of India Globalization Capital, Inc.

“IGC”: This shall refer to India Globalization Capital, Inc., the parent company of IGC-M, a company incorporated in the state of Maryland, USA and listed on NYSE-MKT with listing symbol IGC.

“IGC-IMT”: This shall refer to the IGC India Mining and Trading Private Limited, having its registered office at Flat No.4, Sree Ganesh Apartments, 3rd Street, Abhiramapuram, Alwarpet, Chennai-600018 and a wholly owned subsidiary of IGC.

“Disclosed” or “Disclose” or “Undisclosed”: shall refer to disclosures made by the Company in its filings with the Securities and Exchange Commission (SEC) and in press releases issued by the Company through the Closing Date.

“Parties”: Refers to all parties to the Settlement Agreement.

“VCH”: Refers to V.C. Homes Private Limited, a company incorporated under the Companies Act, 1956 having its registered office at 34/2288, Mamangalam, Palarivattom, Pin-682025, Ernakulam.

“Mr. Jortin Antony Group”: Refers to Mr. Jortin Antony, Mrs. Sheeba Jortin, Mr. V.C.Antony, Mrs. Kunjamma Antony and VCH.

RECITALS

WHEREAS, Techni Bharathi Private Limited (“TBL”) is a company incorporated under the Indian Companies Act, 1956, having its registered office at 34/136 A, Florance, Bye-Pass Road, Kochi – 682 024.

WHEREAS, Mr. Jortin Antony is a promoter, former Managing Director and presently a shareholder and director of TBL.

WHEREAS, Mrs. Sheeba Jortin, is a shareholder of TBL. Having Total number of shares 679,520

WHEREAS, Mr. V. C. Antony is a promoter, and former Chairman of TBL.

WHEREAS, Mrs. Kunjamma Antony, is a shareholder of TBL Having Total number of shares 237,000

WHEREAS, IGC-M is a wholly owned subsidiary of IGC.

WHEREAS, This Settlement Agreement is an arm’s length transaction signed by the Mr. Jortin Antony Group and has been approved by the Audit Committee of IGC, the Board of IGC-M and the Board of TBL.  The parties are entering into the present Settlement Agreement as it is in their mutual interest. All the parties have entered upon this Settlement Agreement after taking legal advice as may be deemed fit by them, and parties to this Agreement are put to the overt notice of each other that none of the parties are acting under any misrepresentation, coercion, threat, undue influence or pressure, duress etc. of any kind whatsoever and any such ground raised at any time after entering upon this Agreement shall be treated as null and void.

WHEREAS, TBL owns and possess land admeasuring 241.50 cents as detailed in Exhibit 2 (the “Land”) and the Company has mortgaged the said Land as a Collateral Security for various banking facilities availed by BEL in favor of BEL.

WHEREAS, V.C. Homes Private Limited is a company owned by the Mr. Jortin Antony Group in as much as they are the majority shareholders of the company with absolute control over the management of the company.

AND WHEREAS, Mr. Jortin Antony Group has entered into a separate Share Purchase Agreement with IGC through its subsidiary IGC Materials Pvt. Ltd. whereby all the promoters of TBL have agreed to transfer the shares held by them in TBL to IGC Materials Pvt. Ltd. in terms of that Share Purchase Agreement.

WHEREAS, the Mr. Jortin Antony, Mrs. Sheeba Jortin, Mr. V.C. Anthony and Kunjamma Anthony have instituted and filed an Arbitration Petition being O.P. (Arbitration) No. 703 of 2012 in the District Court of Ernakulam and the same is pending adjudication before the said Court.

AND WHEREAS, a case being O.S. No. 749/ of 2012 has been filed by V.C. Homes Private Limited & Anr. vs. IGC-MT & Ors. in the District Court of Ernakulam and the same is pending adjudication before the said Court.

WHEREAS, the board of directors of TBL and IGC have determined, subject to the terms and conditions set forth in this Settlement Agreement, that the transaction contemplated hereby is desirable and in the best interests of their shareholders respectively.  This Settlement Agreement is being entered into for the purpose of setting forth the terms and conditions of the proposed acquisition.

NOW, THEREFORE, on the stated premises and for and in consideration of the mutual benefits to be derived, and the representation and warranties, conditions and promises herein contained and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

REPRESENTATIONS, COVENANTS AND WARRANTIES BY TBL

TBL represents and warrants as follows:

Section 1.1                      Organization.

TBL is an Indian company incorporated under the provisions of the Companies Act, 1956 and validly existing, and in good standing under the laws of India and has the corporate power and is duly authorized, qualified, and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted.  The execution and delivery of this Settlement Agreement does not, and the consummation of the transactions contemplated by this Settlement Agreement in accordance with the terms hereof will not, violate any provision of TBL’s Articles of Association or bylaws.  TBL has the power, authority and legal right and has taken all action required by law, its Articles of Association, its bylaws, or otherwise to authorize the execution and delivery of this Settlement Agreement.

Section 1.2                      Capitalization.

TBL’s authorized capital as on date is Rs 350000000 (Thirty five crores) divided into shares of Rs. 10 each/- .The issued and subscribed capital is Rs 185375000 (Eighteen crores Fifty Three Lakhs Seventy five Thousand) divided into shares of  Rs 10 each out of which 76.87% are held indirectly by. There are no other derivative securities including options, warrants, and preferred shares issued and outstanding.

All issued shares have been legally issued, fully paid, are non- assessable and not issued in violation of the preemptive rights of any other person.  TBL has no other securities, warrants or options authorized or issued.

TBL is 76.87% owned and controlled by IGC through its wholly owned subsidiary IGC-M, and through certain individuals.

Section 1.3                      Approval of Settlement Agreement.

The Board of Directors of TBL has authorized the execution and delivery of this Settlement Agreement and has approved the transactions contemplated herein.

Section 1.4                      Material Transactions or Affiliations.

Other than as disclosed regarding IGC owning 76.87% of TBL though IGC-M, there are no material contracts or agreements of arrangement between TBL and any person, who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known to beneficially own ten percent (10%) or more of the issued and outstanding Securities of TBL and which is to be performed in whole or in part after the date hereof.  TBL has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into material transactions with any such affiliated person.

Section 1.5                      No Conflict With Other Instruments.

The execution of this Settlement Agreement and the consummation of the transactions contemplated by this Settlement Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which TBL is a party or to which any of its properties or operations are subject.

Section 1.6                      Governmental Authorizations.

TBL has all licenses, permits or other governmental authorizations legally required to enable it to conduct its business in all material respects as conducted on the date hereof.  Except for compliance with federal and state securities and corporation laws, as hereinafter provided, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by TBL of this Settlement Agreement.

ARTICLE II

REPRESENTATIONS, COVENANTS AND WARRANTIES OF MR. JORTIN ANTONY GROUP.

Mr. Jortin Antony Group represents and warrants as follows:

Section 2.1                      Left Blank

Section 2.2                      Tax Matters, Books & Records.

Mr. Jortin Antony shall be responsible for the collection of all moneys due to TBL by the Promoters, and BEL including but not limited to loans and receivables and will continue on the board of TBL until replaced by IGC. Mr. Jortin Antony shall also be responsible for the payment of Taxes, Royalty, VAT, penalties, unforeseen claims by any banks of BEL against Jortin Antony or TBL, and other liabilities incurred by him.

Section 2.3                      Information.

The information concerning Mr. Jortin Antony Group as set forth in this Settlement Agreement and provided to TBL is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

Section 2.4                      Left Blank.

Section 2.5                      Litigation and Proceedings.

Mr. Jortin Antony Group represents that they do not have any knowledge of any default on their part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

Section 2.6                      Left Blank.

Section 2.7                      No Conflict With Other Instruments.

The execution of this Settlement Agreement and the consummation of the transactions contemplated by this Settlement Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which members of Mr. Jortin Antony Group are a party.

ARTICLE III

SETTLEMENT AGREEMENT AND OTHER CONSIDERATIONS

Section 3.1                      Left Blank

Section 3.2                      Left Blank.

Section 3.3                      Settlement

A:           The Parties will do the following:

TBL will do or cause the following:

1.
TBL will pass a board resolution (in a form similar to Exhibit 4) for execution of the Power Of Attorney in favor of  Mr. Jortin Antony (in a form similar to Exhibit 4) for dealing with the Vypin Land having an extent of 241.5 cents covered by document numbers 4558/94, 4587/94, 4531/94, 4527/94, 4557/94 of SRO Njarackal situated in survey numbers 1696/1, 1696/1-2, 1698/1 and 1697/1-2 of Puthuvyppu village, owned by it (now pledged for Bhagheeratha Engineering Ltd.) on signing of this agreement. The said POA shall be registered with appropriate authority.

2.
On releasing the land documents by the BEL bankers, TBL hereby agrees to cooperate to execute the sale documents in favor of the Mr. Jortin Antony without any additional consideration, however, the expenses involved in execution of the sale deed including but not limited to stamp duty etc. shall be borne by Mr. Jortin Antony.  Mr. Jortin Antony also undertakes to bear all expenses in connection with the transfer of the title to the said land including payment of any taxes and TBL will have no further liability to BEL or its bankers.

3.
In the event that the bankers of BEL proceeds against the said Vypin Land and adjusts the sale proceeds against their dues, Mr. Antony, has all the rights to claim compensation from BEL for the loss sustained by him and TBL shall have no claim against the same and Mr. Antony, can appropriate the amount so received from the borrower to his own use. However, in the event that the BEL bankers or BEL proceed against TBL or any other IGC subsidiary, for an amount not satisfied by the Vypin land then the losses sustained by TBL or any of the other subsidiaries including legal fees to defend against BEL or its bankers will be borne entirely by Mr. Jortin Antony.

4.	TBL will pay V. C. Homes Pvt Ltd. the sum of INR 1,05,00,000 Crore (Rupees One Crore five lakhs Only) on receipt of the money from the claim against NHAI.

Jortin Antony shall do or cause the following:

5.	Mr. Jortin Antony and V. C Antony agree to deliver the items listed in Exhibit 5 duly signed and authorized.

6.
 Mr. Jortin Antony Group shall withdraw all claims, cases, complaints and law suits against TBL, and further undertake not to file/institute/initiate any new claim, case and/or complaint against TBL, and their employees directly or indirectly.   TBL will also withdraw all claims, cases, complaints and law suits against Mr. Jortin Antony Group and further undertake not to file/institute/initiate any new claim, case and/or complaint against Mr. Jortin Antony Group and their employees directly or indirectly..

7.	Mr. Jortin Antony agrees that the repayment agreement dated 02/01/2012 executed and signed between him and IGC-IMT is cancelled on the execution of the present Settlement Agreement.

8.	Mr. V. C. Antony, and Mr. Jortin Antony agree to cooperate with TBL in collecting all claims filed directly and indirectly by TBL .

9.	Jortin Antony will assist the TBL in obtaining original deed and papers for the Flat owned by TBL.

B:           Except for the Power of Attorney given to Mr. Jortin Antony in the present agreement, Mr. Jortin Antony relinquishes all other power of attorney (s) executed by TBL in his favor  in the normal course of business wherein he represented the interests of TBL. Mr. Jortin Antony specifically agrees that, if required, he shall execute a relinquishment or revocation deed thereby relinquishing or surrendering rights conferred to him by virtue of the said power of attorney (s) and shall have no objection if new power of attorney(s) are executed by the Board of TBL in favor of other directors as may be required and as decided by the Board of TBL. (s) Mr. Jortin Antony agrees that he shall assign and substitute as irrevocable POA to a person as per direction of TBL for Tantya Group Joint Venture. Jortin Anthony agrees to act on behalf of TBL as per instruction from TBL with respect to the Tantia TBL JV.

C:           Mr. Jortin Antony hereby resigns from the Board of TBL and other related positions that he may have held on the basis of his directorship in TBL.

Section 3.4                      Events Prior to Closing.

Upon execution hereof or as soon thereafter as practical  Mr. Jortin Antony Group shall execute, acknowledge and deliver (or shall cause to be executed, acknowledged and delivered) any and all certificates, opinions, Exhibits, agreements, resolutions rulings or other instruments required by this Settlement Agreement to be so delivered, together with such other items as may be reasonably requested by the Parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby.

Section 3.5                      Closing Date.

The Closing Date of the transactions contemplated by this Settlement Agreement shall be on the date on which the Parties herein approve the acquisition/purchase.

Section 3.6                      Post Closing Covenants.

Upon the execution hereof and the occurrence of Closing as contemplated herein or as soon thereafter as practical, the management of TBL and Mr. Jortin Antony Group shall cause the following:

(1)	Deliver the instruments and documents of transfer, if any, as may be necessary to consummate the transactions;
(2)	Deliver and obtain appropriate permissions and filings, including disclosures, if any, in order to meet the legal requirements in India.

ARTICLE IV

SPECIAL COVENANTS

Section 4.1                      Third Party Consents.

TBL and Mr. Jortin Antony Group agree to cooperate with each other in order to obtain any required third party consents to this Settlement Agreement and the transactions herein contemplated.

Section 4.2                      Blank.

Section 4.3                      Indemnification.

Mr. Jortin Antony Group shall withdraw all claims, cases, complaints and law suits against TBL, and further undertake not to file/institute/initiate any new claim, case and/or complaint against TBL, and their employees directly or indirectly.   TBL will also withdraw all claims, cases, complaints and law suits against Mr. Jortin Antony Group and further undertake not to file/institute/initiate any new claim, case and/or complaint against Mr. Jortin Antony Group and their employees directly or indirectly.

ARTICLE V

CONDITIONS PRECEDENT TO OBLIGATIONS OF MR. JORTIN ANTONY GROUP

The obligations of Mr. Jortin Antony Group under this Settlement Agreement are subject to the satisfaction, at or before the Closing date (unless otherwise indicated herein), of the following conditions:

Section 5.1                      Board of Directors Approval.

The Board of Directors of TBL will approve this transaction and hereby undertakes that the required resolution authorizing the representative to execute this agreement has been duly passed and approved by the Board of Directors of TBL.

The Board of Directors of TBL will also pass the required resolution authorizing the beneficiary to execute the necessary documents for transfer, sale and to collect the proceeds of the said land. The company will not revoke the resolution so taken in any event.

Section 5.2                      Approvals.

To the best of TBL’s knowledge and belief, TBL has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof and has obtained requisite approvals, unless waived by the Parties in writing, to enable it to execute the present Settlement Agreement for the consummation of the transactions contemplated herein.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF TBL

The obligations of TBL under this Settlement Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

Section 6.1                      Blank.

Section 6.2                      Approvals.

To the best of the knowledge of the Antony Family, Mr. Jortin Antony Group has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof and have obtained requisite approvals, unless waived by TBL in writing, to enable them to execute the present Settlement Agreement for the consummation of the transactions contemplated herein.

Section 6.3                      Other Items.

TBL shall have received from Mr. Jortin Antony Group such further documents, certificates or instruments relating to the transactions contemplated hereby as TBL may reasonably request.

ARTICLE VII

DISPUTE RESOLUTION

Section 7.1	Amicable Settlement

If any dispute arises between TBL and Mr. Jortin Antony Group during the subsistence of this Settlement Agreement or thereafter, in connection with the validity, interpretation, implementation or alleged breach of any provision of this Settlement Agreement or regarding a question, including the question as to whether the termination of this Settlement Agreement by one Party hereto has been legitimate (“Dispute”), the disputing Parties hereto shall endeavor to settle such Dispute amicably. The attempt to bring about an amicable settlement shall be considered to have failed if not resolved within 60 days from the date of the Dispute.

Section 7.2                      Arbitration

1)
If the Parties are unable to amicably settle the Dispute in accordance with Clause 7.1 within the period specified therein, any Party to the Dispute shall be entitled to serve a notice invoking this Clause and make a reference to an arbitration panel of three arbitrators.  Each party to the dispute shall appoint one arbitrator within 30 days of receipt of the notice of the Party making the reference, and the two arbitrators, so appointed shall appoint a third arbitrator.  The Arbitration proceedings shall be held in accordance with the Arbitration and Conciliation Act, 1996.  The decision of the arbitration panel shall be binding on all the Parties to the Dispute.

2)	The place of the arbitration shall be New Delhi, India.

3)	The proceedings of arbitration shall be in English language.

4)	The Arbitrator’s award shall be substantiated in writing. The court of arbitration shall also decide on the costs of the arbitration proceedings.

5)
The cost and expenses of the arbitration, including, without limitation, the fees of the arbitration and the Arbitrator shall be borne equally by each Party to the dispute or claim and each Party shall pay its own fees, disbursements and other charges of its Counsel, except as may be otherwise determined by the Arbitrator.  The Arbitrator would have the power to award interest on any sum awarded pursuant to the arbitration proceedings and such sum would carry interest, if awarded, until the actual payment of such amounts.

6)
Any award made by the Arbitrator shall be final and binding on each of Parties that were parties to the dispute.  The Parties expressly agree to waive the applicability of any Applicable Laws and regulations that would otherwise give the right to appeal the decisions of the Arbitrator so that there shall be no appeal to any Court of Law for the award of the Arbitrator, except a Party shall not challenge or resist any enforcement action taken by other Party in any Court of Law in whose favor and award of the Arbitrator was given.

7)	The Mumbai court alone (including any appellant court) in India shall have exclusive jurisdiction.

7.3	Blank

7.4           Mutual Release

Each Party does hereby release, cancel, forgive and forever discharge the other Party and each of its predecessors, parent corporations, holding companies, subsidiaries, affiliates, divisions, heirs, successors and assigns, and all of their officers, directors and employees from all actions, claims, demands, damages, obligations, liabilities, controversies and executions, of any kind or nature whatsoever, whether known or unknown, whether suspected or not, which have arisen, or may have arisen, or shall arise by reason of any business transacted between the parties from the first day of the world, including this day and each day hereafter, and each Party does specifically waive any claim or right to assert any cause of action or alleged case of action or claim or demand against the other Party including that which has, through oversight or error intentionally or unintentionally or through a mutual mistake, been omitted from this Release.

ARTICLE VIII

MISCELLANEOUS

Section 8.1                      No Implied Waiver.

Subject to the terms of this Agreement, the execution, delivery and performance of this Agreement shall not, except as expressly provided herein, constitute a waiver or modification of any provision of, or operate as a waiver of any right, power or remedy of the Parties under the Settlement Agreement or prejudice any right or remedy that either Party may have or may have in the future under or in connection with the Settlement Agreement or any instrument or agreement referred to therein.  The Parties hereto acknowledge and agree that the Representations and Warranties of the Parties contained in the Settlement Agreement, the clauses on, including but not limited to indemnity and confidentiality shall survive the execution and delivery of this  Agreement and the effectiveness hereof.

Section 8.2                      Law, Forum and Jurisdiction.

This Settlement Agreement shall be construed and interpreted in accordance with the laws of India.

Section 8.3                      Notices.

Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

If to TBL:
Managing Director
NH Bypass Road, Edappally
Kochi - 682024.

If to Mr. Jortin Antony Group:
Mr. Jortin Antony
Velamkalam
Thrikkakara Post
Kochi - 682 021.

or such other address as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of  the date so delivered, mailed or telegraphed.

Section 8.4                      Attorneys' Fees.

In the event that any party institutes any action or suit to enforce this Settlement Agreement or to secure relief from any default hereunder or breach hereof, the breaching Parties shall reimburse the non-breaching Parties for all costs, including reasonable attorneys’ fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

Section 8.5                      Assignment.

This Settlement Agreement and the rights and liabilities hereunder shall bind and inure to the benefit of the respective successors of the Parties hereto, but no party shall assign or transfer any of its rights and liabilities hereunder to any other person without the prior written consent of the other Parties, which will not be unreasonably withheld.

Section 8.6                      Third Party Beneficiaries.

This contract is solely between the Parties and except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Settlement Agreement.

Section 8.7                      Entire Settlement Agreement.

This Settlement Agreement represents the entire agreement between the Parties relating to the subject matter hereof.  This Settlement Agreement alone fully and completely expresses the agreement of the Parties relating to the subject matter hereof.  There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth herein.  This Settlement Agreement may not be amended or modified, except by a written agreement signed by all Parties hereto.

Section 8.8                      Survival; Termination.

The representations, warranties and covenants of the respective Parties shall survive the Closing Date and the consummation of the transactions herein.

Section 8.9                      Counterparts.

This Settlement Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

Section 8.10                      Amendment or Waiver.

Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing.  At any time prior to the Closing Date, this Settlement Agreement may be amended by a written consent by all Parties hereto, with respect to any of the terms contained herein, and any term or condition of this Settlement Agreement may be waived or the time for performance hereof may be extended by a written consent by the party or Parties for whose benefit the provision is intended.

Section 8.11                      Expenses.

Each party herein shall bear all of their respective costs and expenses incurred in connection with the negotiation of this Settlement Agreement and in the consummation of the transactions provided for herein and the preparation thereof including due diligence, legal opinions that may be required for closing and/or otherwise and for any governmental or regulatory requirements as the case may be.

Section 8.12                      Headings; Context.

The headings of the sections and paragraphs contained in this Settlement Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Settlement Agreement.

Section 8.13                      Benefit.

This Settlement Agreement shall be binding upon and shall inure only to the benefit of the Parties hereto, and their permitted assigns hereunder.  This Settlement Agreement shall not be assigned by any party without the prior written consent of the other party.

Section 8.14                      Severability.

In the event that any particular provision or provisions of this Settlement Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective Parties hereto.

Section 8.15                      Failure of Conditions; Termination.

In the event of any of the conditions specified in this Settlement Agreement shall not be fulfilled on or before the Closing Date, either of the Parties have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Settlement Agreement.  In such event, the party that has failed to fulfill the conditions specified in this Settlement Agreement will be liable for the other Parties’ legal fees.  The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

Section 8.16                      No Strict Construction.

The language of this Settlement Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Settlement Agreement or terms or conditions hereof.

Section 8.17                      Execution Knowing and Voluntary.

In executing this Settlement Agreement, the Parties severally acknowledge and represent that each:  (a) has fully and carefully read and considered this Settlement Agreement; (b) has been or has had the opportunity to be fully apprised by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) is executing this Settlement Agreement voluntarily, free from any influence, coercion or duress of any kind.

Section 8.18                      Amendment.

This Settlement Agreement and any of the terms contained herein may be amended by mutual consent in writing signed by both the parties at any time.

[Remainder of Page Intentionally Blank]

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Settlement Agreement to be executed by their respective duly authorized officers or representatives and entered into as of the date first above written.

TECHNI BHARATHI PRIVATE LIMITED

By:
Name:	Mr. Ram Mukunda
Title:	TBL Chairman

By:
Name:	Mr. Shivaraman
Title:	Director (IGCIMT)

MR. JORTIN ANTONY & GROUP

By:
Name:	Mr. Jortin Antony
Title:	TBL Director

By:
Name:	Mr. V. C. Antony
Title:	Former Chairman and Promoter of TBL

By:
Name:	Mrs. Sheeba Jortin

By:
Name:	Mrs. Kunjamma Anthony

V.C. HOMES PRIVATE LIMITED

By:
Name:	Mr. Pius Abraham
Title:	VCH Director

By:
Name:	Mr. Pius Abraham
Title:

Witnesses:

1.

2.